Exhibit 8.1

List of Subsidiaries of HomesToLife Ltd.

Subsidiaries	Jurisdiction of Incorporation

HomesToLife International Pte. Ltd.	Singapore

HTL Far East Pte. Ltd.	Singapore

HomesToLife Pte. Ltd.	Singapore